Exhibit 99


                  IMI Announces 2002 Year-End Results; Multiple
           Products for Heart Disease and Cancer Continued Development

    TORONTO--(BUSINESS WIRE)--April 29, 2003--Predictive medicine company IMI International Medical Innovations Inc. (TSE:IMI) today announced its financial results for the fiscal year ended December 31, 2002. During the year IMI advanced all four of its predictive medicine products through further clinical trials and product development.
    "Throughout 2002 we continued to build upon our vision for early detection of heart disease and cancer. We achieved the two most significant milestones in our company's history by signing our first marketing partnership and receiving FDA clearance for Cholesterol 1,2,3(TM). These were key steps in IMI's transition from solely a product development company to a product development and commercialization company," said Dr. Brent Norton, President and CEO of IMI.
    "Our Canadian marketing partnership with McNeil Consumer Healthcare was initially signed in May, and was expanded in December to include the laboratory insurance testing market across all of North America. Coupled with marketing clearances in both the U.S. and Europe, these events are the foundation from which we are preparing to launch our first product," said Dr. Norton.
    "Our suite of cancer products including ColorectAlert(TM) and LungAlert(TM) grew in 2002 to include a test for breast cancer based on the same core technology. We completed two major clinical studies with ColorectAlert and a pilot study in breast cancer, and a major LungAlert study was in the field throughout the year," said Dr. Norton.
    "In 2002 we completed a C$6-million private placement that bolstered our cash position and brought new institutional shareholders into the company. The additional resources have enabled us to sustain our strategy and be patient with our partnering opportunities through these difficult markets," said Dr. Norton.
    "The past year saw IMI broaden its opportunities within both the cardiovascular and cancer sides of our business. In both cases we are developing multiple products within the single vision of detecting these serious diseases at the earliest stages. We have expanded our cardiovascular product development to include lab-based and home-based tests, and expanded our cancer program to include a new test for breast cancer," said Dr. Norton.

Operating Results
Year ended December 31, 2002 compared with 11 months ended December 31, 2001

    The consolidated loss for the year ended December 31, 2002 ("fiscal 2002") was $4,018,000 ($0.20 per share) compared with $3,245,000 ($0.17 per share) for the 11 months ended December 31, 2001 ("fiscal December 2001").
    Although the Company received its first revenues in fiscal 2002 in the form of $100,000 in license fees from McNeil Consumer Healthcare, the payment was recorded as deferred revenue on the Balance Sheet and will be amortized over the remaining term of the agreement (approximately 14.5 years).
    Research and development expenditures for fiscal 2002 increased to $2,105,000, compared with $2,047,000 for fiscal December 31, 2001. Clinical trial expenses, which consist principally of fees paid to third parties, decreased by approximately $435,000 for the year, compared with fiscal December 2001. This resulted from reduced clinical activity related to Cholesterol 1,2,3 following the FDA submission in 2001 (and subsequent clearance in 2002). Increases in R&D compensation costs and intellectual property registration costs largely offset the decrease in clinical trial expenses.
    General and administration expenses amounted to $2,141,000 for fiscal 2002, compared with $1,500,000 for fiscal December 2001, an increase of $641,000. Professional fees accounted for the majority of this increase, and were incurred in relation to completion of a marketing agreement and preparation of the U.S. SEC registration. Smaller increases in investor relations activities and compensation expenses, as well as a non-cash expense resulting from the Employee Share Purchase Plan, accounted for the balance of the increase in G&A expenses.
    Amortization expenses for fiscal 2002 amounted to $219,000 compared with $215,000 for fiscal December 2001. Of the fiscal 2002 expense, $77,000 was amortization on capital equipment and $142,000 was amortization on acquired technologies ($89,000 and $126,000, respectively in fiscal December 2001). Additions of capital equipment during fiscal 2002 and fiscal December 2001 amounted to $21,000 and $190,000, respectively.
    Recoveries of provincial scientific research tax credits (ITC's) amounted to $190,000 for the year. This includes an accrual of $140,000 for fiscal 2002 plus $50,000 received during fiscal 2002 over and above the accrual for the year ended January 31, 2001. The ITC that was accrued for fiscal December 31, 2001 of approximately $131,000 was received subsequent to the fiscal 2002 year-end and is included in Investment Tax Credits Receivable on the Balance Sheet.
    Interest income decreased from $387,000 in fiscal December 2001 to $257,000 in fiscal 2002. In spite of an increase in invested cash, a continuing decline in market interest rates in fiscal 2002 resulted in lower return on investments.

    Liquidity and Capital Resources
    -------------------------------
    As at December 31, 2002 the Company had cash, cash equivalents and short-term investments totaling $10,112,000 ($7,951,000 as at December 31, 2001). The Company invests its funds in short-term financial instruments and guaranteed investment certificates. During fiscal 2002, the Company issued by way of private placement, 1,200,000 common shares for net cash proceeds of $5,471,000. The Company also received $426,000 from the exercise of warrants and options, previously granted pursuant to the Company's stock option plan. Cash used to fund the operating activities during the year amounted to $3,550,000 compared with $3,239,000 for fiscal December 31, 2001. The Company has no long-term debt.
    Total assets increased by $2,035,000 to $11,379,000 as at December 31, 2002, from $9,344,000 at December 31, 2001



IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets                                                                         As at        As at
                                                                                                 December 31   December 31
                                                                                                    2002         2001
                                                                                                      $            $
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                                                           150,451     593,379
Short-term investments                                                                            9,961,743   7,357,800
Prepaid expenses and other receivables                                                              237,591     224,519
Investment tax credits receivable                                                                   271,000     211,000
------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                             10,620,785   8,386,698
------------------------------------------------------------------------------------------------------------------------
Capital assets, net                                                                                 191,632     248,552
   Acquired technology, net of amortization of $508,291 (December 31, 2001 - $438,549)              566,966     708,708
------------------------------------------------------------------------------------------------------------------------
                                                                                                 11,379,383   9,343,958
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                                            589,555     358,674
Advance collaboration funding                                                                             -      36,588
------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                        589,555     395,262
------------------------------------------------------------------------------------------------------------------------
Deferred revenue                                                                                    100,000           -
------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                            689,555     395,262
------------------------------------------------------------------------------------------------------------------------


Shareholders' Equity
Capital Stock                                                                                    23,785,884  18,212,490
Warrants                                                                                            496,000     310,000
Deficit                                                                                         (13,592,056) (9,573,794)
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                       10,689,828   8,948,696
------------------------------------------------------------------------------------------------------------------------
                                                                                                 11,379,383   9,343,958
------------------------------------------------------------------------------------------------------------------------





IMI International Medical Innovations Inc.
------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Loss and Deficit
                                                                                                  11-month
                                                                                                  period
                                                                                    Year ended    ended       Year ended
                                                                                    December 31   December 31  January 31
                                                                                        2002        2001         2001
                                                                                         $            $            $
------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development                                                              2,104,904   2,047,116   1,300,281
General and administration                                                            2,141,207   1,500,434   1,077,028
Amortization                                                                            219,466     215,236      93,967

------------------------------------------------------------------------------------------------------------------------
                                                                                      4,465,577   3,762,786   2,471,276
------------------------------------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME

Investment tax credits                                                                  189,908     131,000     115,239
Interest                                                                                257,407     386,580     522,832
------------------------------------------------------------------------------------------------------------------------
                                                                                        447,315     517,580     638,071
------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                                              (4,018,262) (3,245,206) (1,833,205)

Deficit, beginning of period                                                         (9,573,794) (6,328,588) (4,495,383)
------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                              (13,592,056) (9,573,794) (6,328,588)
------------------------------------------------------------------------------------------------------------------------
Basic and fully diluted loss per share                                                    (0.20)      (0.17)      (0.11)
------------------------------------------------------------------------------------------------------------------------
Weighted average number of
      common shares outstanding                                                      20,406,733  19,097,390  17,376,342
------------------------------------------------------------------------------------------------------------------------




IMI International Medical Innovations Inc.
------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                                                                      Year        11-month      Year
                                                                                      ended       period ended  ended
                                                                                      December    December      January 31,
                                                                                      31, 2002    31, 2001      2001
                                                                                         $            $           $
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                              (4,018,262) (3,245,206) (1,833,205)
Add item not involving cash
    Amortization                                                                        219,466     215,236      93,967
    Stock compensation costs included in:
         Research and development expense                                                81,905           -           -
         General and administration expense                                              36,483           -           -
    Loss on sale of capital asset                                                             -       1,139           -
------------------------------------------------------------------------------------------------------------------------
                                                                                     (3,680,408) (3,028,831) (1,739,238)
 Net changes in non-cash working
      capital balances related to operations                                            130,841    (209,865)    313,389
------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                                    (3,549,567) (3,238,696) (1,425,849)
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments                                                               (2,603,943)    642,836  (8,000,636)
Purchase of acquired technology                                                               -    (381,507)          -
Purchase of capital assets                                                              (20,804)   (275,492)    (53,649)
Proceeds on sale of capital asset                                                             -       2,376           -
                                                                                  --------------------------------------
Cash used in investing activities                                                    (2,624,747)    (11,787) (8,054,285)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of capital stock, net                                                        5,731,386   1,278,328  11,303,901
                                                                                  --------------------------------------
Cash provided by financing activities                                                 5,731,386   1,278,328  11,303,901
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents during the period                                                  (442,928) (1,972,155)  1,823,767
Cash and cash equivalents, beginning of period                                          593,379   2,565,534     741,767
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                150,451     593,379   2,565,534
------------------------------------------------------------------------------------------------------------------------
Represented by:
Cash                                                                                    148,270     376,190      99,187
Cash equivalents                                                                          2,181     217,189   2,466,347
------------------------------------------------------------------------------------------------------------------------
                                                                                        150,451     593,379   2,565,534
------------------------------------------------------------------------------------------------------------------------



    About IMI

    IMI is a world leader in predictive medicine. IMI is dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.
    This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's annual, quarterly and other filings.

For more information contact:

Andrew Weir, Director, Communications              Richard Land, Karin Oloffson
Ron Hosking, Vice President and CFO                Jaffoni & Collins Inc.
(416) 222-3449                                     (212) 835-8500
aweir@imimedical.com                               imi@jcir.com